July 27, 2017

VIA E-MAIL AND EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Office of Natural Resources, Mail Stop 4628
Washington, D.C. 20549

Dear Mr. Schwall:

We have received your letter of July 18, 2017 wherein you provided to us your comments and questions related to:

Magellan Midstream Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 17, 2017
Definitive Proxy Statement on Schedule 14A
Filed February 21, 2017
Form 10-Q for the Period Ended March 31, 2017
Filed May 3, 2017
File No. 1-16335

The purpose of this correspondence is to provide our response to your comments and questions related to the above-noted filings. In connection with our responses, we make the following acknowledgements:

•	Magellan Midstream Partners, L.P. (including its subsidiaries, collectively, the “Partnership”) is responsible for the accuracy and adequacy of its disclosures in the filings;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1A. Risk Factors, page 18

Risks Related to Our Business, page 19

We are exposed to counterparty risk. Nonpayment, commitment termination, etc., page 28

1.
We note your discussion of the material adverse impact that could result from nonperformance by your customers, as well as your reference to a single customer’s commitment forming the basis for your construction of the $335 million terminal along the Houston Ship Channel in Pasadena, Texas. Please file as exhibits the new agreements with Trafigura regarding your Corpus Christi condensate splitter (referenced at page 25 of the Form 10-Q you filed on May 3, 2017) and any material contracts(s) you entered into with the “single customer” of your new marine terminal. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We respectfully submit that the agreements governing our relationships with our customer at our Pasadena Terminal and our customer at our Corpus Christi condensate splitter facility are not material contracts as defined in Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, are not required to be filed.
Item 601(b)(10)(i) of Regulation S-K requires a registrant to file “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the . . . report or was entered into not more than two years before such filing.” Item 601(b)(10)(ii) further provides, in relevant part, that:
If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: …
(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services … upon which registrant’s business depends to a material extent;

In our risk factor regarding counterparty risk on page 28 of our Form 10-K for the fiscal year ended December 31, 2016, we provided examples of how counterparty risks particularly apply to the Partnership. Specifically, we noted our contractual dispute with Trafigura and that we were constructing a new marine terminal along the Houston Ship Channel in Pasadena, Texas at a cost of $335 million based on the commitment of a single customer. We highlighted these two specific examples in this risk factor to make it clear to investors that we routinely take risks with respect to counterparties when constructing new projects, and these risks could “significantly impact our expected return” from these particular projects, as we noted in the risk factor. While these risks taken in totality could pose a material risk to the Partnership, the risk from any of these particular contracts taken alone is not material to the Partnership on a consolidated basis.

Pasadena Terminal
The Partnership is constructing a new refined products marine terminal in Pasadena, Texas (the “Pasadena Terminal”). The first phase of this project includes approximately one million barrels of refined products and ethanol storage, a marine dock and pipeline connectivity to the Partnership’s existing Galena Park, Texas Terminal, with a capital requirement of approximately $335 million. Due to strong customer interest and demand, the Partnership is contemplating further expanding the Pasadena Terminal.

In 2016, the Partnership entered into a long term Terminalling Agreement with a customer in order to support the capital commitment to construct the first phase of the Pasadena Terminal. Under the Terminalling Agreement, the Partnership will provide our customer approximately one million barrels of storage, use of a marine dock and various blending and additive services and is the type of agreement that ordinarily accompanies the kind of business conducted by the Partnership. Although this customer is currently our only committed customer at the Pasadena Terminal, to the extent excess storage or dock capacity is available, the Partnership may sell such services to other customers.

Based on current and anticipated market conditions, we do not believe the termination of this Terminalling Agreement would adversely impact our business. Strong customer interest in storage and dock access at the Pasadena Terminal is the basis for our evaluation of the expansion of the Pasadena Terminal. If our customer were to terminate the Terminalling Agreement, we believe this storage and dock capacity could be recontracted at similar rates in the ordinary course of our business.

The Partnership, on a consolidated basis, currently owns an aggregate of 94 million barrels of storage. The one million barrels of storage we are constructing at the Pasadena Terminal are not material to the Partnership’s consolidated financial statements. Annual net income from our new operations at the Pasadena Terminal, which are expected to commence in 2019, would have been less than 2% of the Partnership’s 2016 total net income. In addition, the expected investment in the first phase of the Pasadena Terminal will be approximately 6% of the Partnership’s property, plant and equipment on a consolidated basis as of June 30, 2017, versus the 15% test of materiality as provided in Item 601(b)(10)(ii)(C).

This Terminalling Agreement is the type of agreement the Partnership enters into in the ordinary course of its business, and the Partnership is not substantially dependent on this agreement. Therefore, we do not believe it is required to be filed as a material contract under Item 601(b) of Regulation S-K.

Corpus Christi Condensate Splitter

The Partnership recently constructed and began operating a 50,000 barrel per day condensate splitter at our Corpus Christi, Texas Terminal (the “Splitter”), which required approximately $330 million of capital. Approximately 65% of this capital was used to construct terminal infrastructure, such as storage and pipeline connectivity. The Splitter separates condensate into its various components, such as light and heavy naphtha, diesel and gas oil.

The Splitter’s capacity is fully committed to one customer, Trafigura Trading LLC (“Trafigura”), through a long term, fee-based feedstock tolling agreement. In addition, a revenue commitment agreement provides for Trafigura’s use of three common carrier pipelines constructed in connection with the Splitter.

We do not believe the termination of our agreements with Trafigura would materially adversely impact our business. Based on our discussions with other customers, we believe the Splitter capacity and additional storage and pipeline capacity could be recontracted at rates similar to the currently contracted rates. However, if market conditions dictated lower recontracting rates for such assets, we do not anticipate that the effect would be material to the Partnership. We also believe the additional storage and pipeline capacity could be recontracted separately from the Splitter capacity at rates similar to those currently contracted for comparable assets.

From a financial perspective, the estimated annual net income to us from the Splitter would have been approximately 4% of the Partnership’s 2016 total net income. In addition, the investment in the Splitter is less than 6% of the Partnership’s property, plant and equipment on a consolidated basis as of June 30, 2017, as compared to the 15% test of materiality as provided in Item 601(b)(10)(ii)(C).

The Trafigura agreements are the types of agreements the Partnership enters into in the ordinary course of its business, and the Partnership is not substantially dependent on these agreements on a consolidated basis. Therefore, we do not believe the agreements are required to be filed as material contracts under Item 601(b) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 27

2.
Please revise your summary compensation table to provide three fiscal years of compensation information for Mr. Selvidge. In that regard, we note that Mr. Selvidge was a named executive officer in fiscal year 2014. Refer to Question 119.18 of the Regulation S-K Compliance & Disclosure Interpretations, which is available at https://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: We acknowledge that Mr. Selvidge’s fiscal year 2014 and 2015 compensation information should have been included on our summary compensation table in the proxy statement for our 2017 annual meeting of limited partners. However, (i) because our annual meeting of limited partners was held on April 20, 2017 and an advisory vote on executive compensation was conducted and (ii) Mr. Selvidge is expected to be a named executive officer for fiscal year 2017, we respectfully propose to disclose Mr. Selvidge’s fiscal year 2015, 2016 and 2017 compensation information in our Definitive Proxy Statement on Schedule 14A with respect to the 2018 annual meeting of limited partners, to be filed during the first quarter of 2018, without amending our prior proxy statement.

If you have follow-up questions or comments, please direct them to my attention.

Sincerely,

/s/ Aaron L. Milford

Senior Vice President and Chief Financial Officer
Magellan GP, LLC, general partner of
Magellan Midstream Partners, L.P.